FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ENERNORTH INDUSTRIES INC. 1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1.

Item 2.  Date of Material Change

November 14, 2005.

Item 3.  News Release

The News Release was disseminated via CCNMatthews via North American Disclosure on November 14, 2005.

Item 4.  Summary of Material Change

EnerNorth Industries Inc. filed its unaudited consolidated financial statements, management’s discussion and analysis for the first quarter ended September 30, 2005 expressed in Canadian dollars. For full details of EnerNorth’s unaudited interim financial results and management’s discussion and analysis please visit www.sedar.com or www.sec.gov.

Annual and Special Meeting of Shareholders
At EnerNorth’s Annual and Special Meeting of Shareholders held November 14, 2005, all resolutions were carried.

Appointment of Director
Immediately following the Company’s Annual and Special Meeting of Shareholders, the Company is pleased to announce the appointment of Mr. Hagen Gocht, B.A. as an independent director to the board of EnerNorth. Mr. Gocht was appointed by the directors.

Other News

On August 2, 2005 the Superior Court for the Province of Ontario ruled that the Singapore judgment against the Company was enforceable in Ontario (with costs). The Company filed notice of appeal of the August 2, 2005 ruling and the appeal date has been set for April 10, 2006.
Item 5.  Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Sandra J. Hall, President & Secretary (416) 861-1484.

Item 9.  Date of Report

November 15, 2005

The foregoing accurately discloses the material change referred to herein.

ENERNORTH INDUSTRIES INC.

Per: “Sandra J. Hall”
President & Secretary